June 5, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3233

Attention: Ms. Lauren S. Hamill

Re: TransCode Therapeutics, Inc.

Acceleration Request for Registration Statement on Form S-1, as amended

File No. 333-272082

Dear Ms. Hamill:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), TransCode Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to June 6, 2023, at 5:15 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Finn Murphy at (212) 459-7257.

Please contact Michael Bison and Finnbarr Murphy of Goodwin Procter LLP via telephone at (617) 570-1933 and (212) 459-7257 or via e-mail (MBison@goodwinlaw.com or FMurphy@goodwinlaw.com), respectively, with any questions.

Sincerely,

TRANSCODE THERAPEUTICS, INC.

/s/ Robert Michael Dudley
Robert Michael Dudley Chief Executive Officer

cc:	Thomas A. Fitzgerald, TransCode Therapeutics, Inc.
Michael Bison, Goodwin Procter LLP
Finn Murphy, Goodwin Procter LLP